UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

Adam W. Finerman, Esq.

BakerHostetler

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS 210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS 210/P10 Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,423,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,417,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,417,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,121 (1)
	8	SHARED VOTING POWER 98,423,970 (2)
	9	SOLE DISPOSITIVE POWER 764,121 (1)
	10	SHARED DISPOSITIVE POWER 11,417,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iii) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable as of the date hereof.

CUSIP No.   69376K106

1	NAMES OF REPORTING PERSONS C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 763,823 (1)
	8	SHARED VOTING POWER 98,423,970 (2)
	9	SOLE DISPOSITIVE POWER 763,823 (1)
	10	SHARED DISPOSITIVE POWER 11,417,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 1,750,000 shares of Class A common stock; and (ii) 9,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 9,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (iii) 425,093 shares of Class A common stock underlying stock options held by Mr. Webb that are exercisable as of the date hereof.

CUSIP No.   69376K106

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on December 20, 2023, as amended by Amendment No. 1 filed October 8, 2024 (the “Original Schedule 13D”, and together with this Amendment, this “Schedule 13D”) relating to shares of Class A common stock, par value $0.001 per shares, and shares of Class B common stock, par value $0.001 per shares, of P10, Inc., a Delaware corporation (the “Issuer”), filed by: (i) 210/P10 Acquisition Partners, LLC, a Texas limited liability company (“210/P10”); (ii) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”); (iii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”); (iv) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”); (v) RHA Investments, Inc., a Texas corporation (“RHA Investments”); (vi) Robert Alpert; and (vii) C. Clark Webb (each, a “Reporting Person” and collectively, the “Reporting Persons”).

On November 7, 2024, Mr. Alpert and Mr. Clark each resigned as members of the board of directors of the Company. This Amendment is being filed to, among other things, (i) reflect such resignations and certain other changes since the Original Schedule 13D; and (ii) update the information regarding the beneficial ownership of the shares of Class A common stock of the Issuer by the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c)

Mr. Alpert and Mr. Webb are each private investors. 210/P10 was formed to invest and support the Issuer’s exit from bankruptcy and subsequent growth. 210 Capital is a registered, non-reporting investment advisor. RHA Partners and CCW Holdings are each personal investment vehicles, and RHA Investments was formed to serve as the general partner of RHA Partners, which is wholly owned by Mr. Alpert.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference. The Reporting Persons acquired the shares of Class A common stock and Class B common stock for investment purposes.

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may sell a portion of the shares of Class A common stock and/or Class B common stock beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise (including pursuant to Rule 144 or Rule 10b5-1 plans), for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the Reporting Persons’ continuing evaluation of various factors, including the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price of shares of Class A common stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the Reporting Persons.

Resignations as Directors

Each of Mr. Alpert and Mr. Webb resigned as members of the board of directors of the Issuer effective November 7, 2024. Through the Controlled Company Agreement, as described in the Original Schedule 13D, Mr. Alpert and Mr. Webb have the right to designate two directors on behalf of the 210 Group.

Except as otherwise disclosed or incorporated by reference in this Item, none of the Reporting Persons, or their subsidiaries, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, as they may determine.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

210/P10 is the direct beneficial holder of the 1,750,000 shares of Class A common stock and 9,667,397 shares of Class B common stock that may be deemed to be beneficially owned by each Reporting Person. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time.

210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb may be deemed to beneficially own such shares of Class B common stock. In addition, (i) Mr. Alpert directly holds 339,150 shares of Class A common stock and may be deemed to beneficially own an additional 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options; and (ii) Mr. Webb directly holds 338,730 shares of Class A common stock and may be deemed to beneficially own an additional 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options.

However, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13D.

(c)

Except as described herein and on Appendix A, none of the Reporting Persons have effected any transactions with respect to shares of Class A common stock or Class B common stock of the Issuer during the past 60 days or since the filing of the Original Schedule 13D, whichever is less.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A common stock or Class B common stock of the Issuer held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Expiration of Executive Transition Agreement

Mr. Webb’s Transition Agreement expired in accordance with its terms on October 23, 2024. As a result of such expiration, (i) Mr. Webb ceased to serve as Executive Vice Chairman of the Company, and (ii) all the remaining restricted stock units granted to Mr. Webb under his Transition Agreement vested effective as of October 23, 2024.

Termination of the 210 10b5-1 Plan

The Reporting Persons elected to terminate the 210 10b5-1 Plan effective as of November 12, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

210/P10 ACQUISITION PARTNERS, LLC
By:	210 Capital, LLC
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

210 CAPITAL, LLC
By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.
By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

Appendix A

For each Reporting Person listed below, the following table sets forth information regarding transactions involving shares of Class A common stock of the Issuer effected during the 60 days ended November 12, 2024, including the aggregate number of shares acquired or disposed of, the date of the transaction, the price per share, the aggregate proceeds and where and how the transaction were effected.

Name of Reporting Person	Number and Type of shares of Class A common stock acquired or (disposed)	Date	Price Per Share	Aggregate Proceeds	Where and How the Transaction was Effected
210/P10	(15,094)	10/15/2024	$11.2541	$0.170 M	Market sale under the 210 10b5-1 Plan
210/P10	(119,906)	10/16/2024	$11.3464	$1.361 M	Market sale under the 210 10b5-1 Plan
210/P10	(46,554)	10/17/2024	$11.2673	$0.525 M	Market sale under the 210 10b5-1 Plan
210/P10	(68,446)	10/18/2024	$11.2885	$0.773 M	Market sale under the 210 10b5-1 Plan
C. Clark Webb	442,064	10/23/2024	$0.000	$0.000	Receipt of shares from Issuer upon RSU vesting
C. Clark Webb	(231,843)	10/23/2024	$11.2700	$0.000	Tax withholding upon RSU vesting
210/P10	(25,733)	11/6/2024	$11.5405	$0.297 M	Market sale under the 210 10b5-1 Plan
210/P10	(366,454)	11/8/2024	$11.6913	$4.284 M	Market sale under the 210 10b5-1 Plan
210/P10	(357,813)	11/11/2024	$12.0133	$4.299 M	Market sale under the 210 10b5-1 Plan
C. Clark Webb	(205,641)	11/12/2024	$12.0933	$2.487 M	Open market sale